UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940.

Mirae Asset Discovery Funds
Exact Name of Registrant

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC1846 (8-08)

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 21st day of September, 2010.

Mirae Asset Discovery Funds

Signature: /s/ Hun Jun Jang

By: Hun Jun Jang

President

Attest: /s/ Joyce LaPreta

Joyce LaPreta

Secretary